SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TRADING UPDATE

RYANAIR RAISES FULL YEAR PROFIT GUIDANCE

TO NOT LESS THAN €310M AFTER TAX.

Ryanair, the world's favourite airline, today (1 April 2010) announced that it was raising its profit after tax guidance for the year ended 31 March 2010 from a previously guided €275m, to not less than €310m, as a result of somewhat stronger than expected passenger bookings, at better than expected yields, during late February and March in the run up to the Easter holiday weekend.

Ryanair expects to announce its full year results on Tuesday, 1 June 2010.

ENDS.

For further information          Howard Millar                    Pauline McAlester

Please contact:                      Ryanair Holdings Plc            Murray Consultants

www.ryanair.com                   Tel: 353-1-8121212          Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  01 April 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary